Exhibit 99.2

Q3

Supplementary Financial Information

Third Quarter 2013

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE (1)
Consolidated Operational Data (2)

($ millions of Canadian dollars, except share amounts) (unaudited)	Q3 2013	Q3 2012	$ change	% change		YTD 2013	YTD 2012	$ change	% change
Operating revenues	5,099	4,982	117	2.3%		15,018	14,817	201	1.4%
Operating costs (A)	(2,962)	(2,926)	(36)	(1.2%)		(8,707)	(8,660)	(47)	(0.5%)
Post-employment benefit plans service cost	(74)	(37)	(37)	(100.0%)		(220)	(165)	(55)	(33.3%)
EBITDA (3)	2,063	2,019	44	2.2%		6,091	5,992	99	1.7%
EBITDA margin (4)	40.5%	40.5%		0.0	pts	40.6%	40.4%		0.2	pts
Severance, acquisition and other costs	(297)	(25)	(272)	n.m.		(358)	(64)	(294)	n.m.
Depreciation	(683)	(673)	(10)	(1.5%)		(2,039)	(1,985)	(54)	(2.7%)
Amortization	(162)	(180)	18	10.0%		(486)	(539)	53	9.8%
Finance costs
Interest expense	(242)	(225)	(17)	(7.6%)		(691)	(641)	(50)	(7.8%)
Interest on post-employment benefit obligations	(38)	(33)	(5)	(15.2%)		(113)	(99)	(14)	(14.1%)
Other (expense) income	(24)	(8)	(16)	n.m.		(7)	26	(33)	n.m.
Earnings before income taxes	617	875	(258)	(29.5%)		2,397	2,690	(293)	(10.9%)
Income taxes	(165)	(231)	66	28.6%		(602)	(579)	(23)	(4.0%)
Net earnings	452	644	(192)	(29.8%)		1,795	2,111	(316)	(15.0%)
Net earnings attributable to:
Common shareholders	343	527	(184)	(34.9%)		1,480	1,790	(310)	(17.3%)
Preferred shareholders	32	36	(4)	(11.1%)		98	105	(7)	(6.7%)
Non-controlling interest	77	81	(4)	(4.9%)		217	216	1	0.5%
Net earnings	452	644	(192)	(29.8%)		1,795	2,111	(316)	(15.0%)
Net earnings per common share - basic	$0.44	$0.68	$(0.24)	(35.3%)		$1.91	$2.31	$(0.40)	(17.3%)
Net earnings per common share - diluted	$0.44	$0.68	$(0.24)	(35.3%)		$1.91	$2.31	$(0.40)	(17.3%)

Dividends per common share	$0.5825	$0.5675	$0.015	2.6%		$1.7475	$1.6525	$0.095	5.7%
Average number of common shares outstanding - basic (millions)	775.9	774.2				775.8	774.1
Average number of common shares outstanding - diluted (millions)	776.3	774.8				776.4	774.5
Number of common shares outstanding (millions)	775.9	774.6				775.9	774.6

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	343	527	(184)	(34.9%)		1,480	1,790	(310)	(17.3%)
Severance, acquisition and other costs	222	19	203	n.m.		266	48	218	n.m.
Net gains on investments	(2)	-	(2)	n.m.		(5)	(8)	3	37.5%
Premiums on early redemption of debt	21	-	21	n.m.		36	-	36	n.m.
Adjusted net earnings attributable to common shareholders (3)	584	546	38	7.0%		1,777	1,830	(53)	(2.9%)
Impact on net earnings per share	$0.31	$0.02	$0.29	n.m.		$0.38	$0.05	$0.33	n.m.
Adjusted EPS (3)	$0.75	$0.70	$0.05	7.1%		$2.29	$2.36	$(0.07)	(3.0%)

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information – Third Quarter 2013 Page 2

BCE
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except share amounts) (unaudited)	YTD 2013	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Operating revenues	15,018	5,099	5,000	4,919	19,978	5,161	4,982	4,925	4,910
Operating costs (A)	(8,707)	(2,962)	(2,865)	(2,880)	(11,865)	(3,205)	(2,926)	(2,819)	(2,915)
Post-employment benefit plans service cost	(220)	(74)	(69)	(77)	(225)	(60)	(37)	(62)	(66)
EBITDA	6,091	2,063	2,066	1,962	7,888	1,896	2,019	2,044	1,929
EBITDA margin	40.6%	40.5%	41.3%	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%
Severance, acquisition and other costs	(358)	(297)	(28)	(33)	(133)	(69)	(25)	(20)	(19)
Depreciation	(2,039)	(683)	(681)	(675)	(2,678)	(693)	(673)	(666)	(646)
Amortization	(486)	(162)	(161)	(163)	(714)	(175)	(180)	(178)	(181)
Finance costs
Interest expense	(691)	(242)	(228)	(221)	(865)	(224)	(225)	(209)	(207)
Interest on post-employment benefit obligations	(113)	(38)	(38)	(37)	(131)	(32)	(33)	(33)	(33)
Other (expense) income	(7)	(24)	(63)	80	269	243	(8)	55	(21)
Earnings before income taxes	2,397	617	867	913	3,636	946	875	993	822
Income taxes	(602)	(165)	(196)	(241)	(760)	(181)	(231)	(157)	(191)
Net earnings	1,795	452	671	672	2,876	765	644	836	631
Net earnings attributable to:
Common shareholders	1,480	343	571	566	2,456	666	527	732	531
Preferred shareholders	98	32	33	33	139	34	36	34	35
Non-controlling interest	217	77	67	73	281	65	81	70	65
Net earnings	1,795	452	671	672	2,876	765	644	836	631
Net earnings per common share - basic	$1.91	$0.44	$0.74	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69
Net earnings per common share - diluted	$1.91	$0.44	$0.74	$0.73	$3.17	$0.86	$0.68	$0.94	$0.69

Dividends per common share	$1.7475	$0.5825	$0.5825	$0.5825	$2.2200	$0.5675	$0.5675	$0.5425	$0.5425
Average number of common shares outstanding - basic (millions)	775.8	775.9	775.9	775.7	774.3	775.0	774.2	773.7	774.3
Average number of common shares outstanding - diluted (millions)	776.4	776.3	776.6	776.3	774.6	775.4	774.8	774.0	774.7
Number of common shares outstanding (millions)	775.9	775.9	775.9	775.9	775.4	775.4	774.6	773.9	773.6

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,480	343	571	566	2,456	666	527	732	531
Severance, acquisition and other costs	266	222	21	23	94	46	19	15	14
Net gains on investments	(5)	(2)	(1)	(2)	(256)	(248)	-	-	(8)
Premiums on early redemption of debt	36	21	3	12	-	-	-	-	-
Adjusted net earnings attributable to common shareholders	1,777	584	594	599	2,294	464	546	747	537
Impact on net earnings per share	$0.38	$0.31	$0.03	$0.04	$(0.21)	$(0.26)	$0.02	$0.03	$-
Adjusted EPS	$2.29	$0.75	$0.77	$0.77	$2.96	$0.60	$0.70	$0.97	$0.69

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information – Third Quarter 2013 Page 3

BCE (1)
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2013	Q3 2012	$ change	% change		YTD 2013	YTD 2012	$ change	% change
Revenues
Bell Wireline	2,482	2,505	(23)	(0.9%)		7,496	7,612	(116)	(1.5%)
Bell Wireless	1,493	1,434	59	4.1%		4,344	4,128	216	5.2%
Bell Media	664	546	118	21.6%		1,736	1,592	144	9.0%
Inter-segment eliminations	(115)	(92)	(23)	(25.0%)		(280)	(264)	(16)	(6.1%)
Total Bell	4,524	4,393	131	3.0%		13,296	13,068	228	1.7%
Bell Aliant	696	698	(2)	(0.3%)		2,071	2,067	4	0.2%
Inter-segment eliminations	(121)	(109)	(12)	(11.0%)		(349)	(318)	(31)	(9.7%)
Total BCE	5,099	4,982	117	2.3%		15,018	14,817	201	1.4%

Operating costs
Bell Wireline	(1,559)	(1,527)	(32)	(2.1%)		(4,636)	(4,623)	(13)	(0.3%)
Bell Wireless	(876)	(881)	5	0.6%		(2,533)	(2,492)	(41)	(1.6%)
Bell Media	(465)	(389)	(76)	(19.5%)		(1,283)	(1,203)	(80)	(6.7%)
Inter-segment eliminations	115	92	23	25.0%		280	264	16	6.1%
Total Bell	(2,785)	(2,705)	(80)	(3.0%)		(8,172)	(8,054)	(118)	(1.5%)
Bell Aliant	(372)	(367)	(5)	(1.4%)		(1,104)	(1,089)	(15)	(1.4%)
Inter-segment eliminations	121	109	12	11.0%		349	318	31	9.7%
Total BCE	(3,036)	(2,963)	(73)	(2.5%)		(8,927)	(8,825)	(102)	(1.2%)

EBITDA
Bell Wireline	923	978	(55)	(5.6%)		2,860	2,989	(129)	(4.3%)
Margin	37.2%	39.0%		(1.8	) pts	38.2%	39.3%		(1.1	) pts
Bell Wireless	617	553	64	11.6%		1,811	1,636	175	10.7%
Margin	41.3%	38.6%		2.7	pts	41.7%	39.6%		2.1	pts
Bell Media	199	157	42	26.8%		453	389	64	16.5%
Margin	30.0%	28.8%		1.2	pts	26.1%	24.4%		1.7	pts
Total Bell	1,739	1,688	51	3.0%		5,124	5,014	110	2.2%
Margin	38.4%	38.4%		0.0	pts	38.5%	38.4%		0.1	pts
Bell Aliant	324	331	(7)	(2.1%)		967	978	(11)	(1.1%)
Margin	46.6%	47.4%		(0.8	) pts	46.7%	47.3%		(0.6	) pts
Total BCE	2,063	2,019	44	2.2%		6,091	5,992	99	1.7%
Margin	40.5%	40.5%		0.0	pts	40.6%	40.4%		0.2	pts

Capital expenditures
Bell Wireline	562	514	(48)	(9.3%)		1,545	1,632	87	5.3%
Capital Intensity (5)	22.6%	20.5%		(2.1	) pts	20.6%	21.4%		0.8	pts
Bell Wireless	157	152	(5)	(3.3%)		413	460	47	10.2%
Capital Intensity	10.5%	10.6%		0.1	pts	9.5%	11.1%		1.6	pts
Bell Media	23	22	(1)	(4.5%)		51	52	1	1.9%
Capital Intensity	3.5%	4.0%		0.5	pts	2.9%	3.3%		0.4	pts
Total Bell	742	688	(54)	(7.8%)		2,009	2,144	135	6.3%
Capital Intensity	16.4%	15.7%		(0.7	) pts	15.1%	16.4%		1.3	pts
Bell Aliant	138	144	6	4.2%		423	457	34	7.4%
Capital Intensity	19.8%	20.6%		0.8	pts	20.4%	22.1%		1.7	pts
Total BCE	880	832	(48)	(5.8%)		2,432	2,601	169	6.5%
Capital Intensity	17.3%	16.7%		(0.6	) pts	16.2%	17.6%		1.4	pts

BCE Supplementary Financial Information – Third Quarter 2013 Page 4

BCE
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Revenues
Bell Wireline	7,496	2,482	2,506	2,508	10,220	2,608	2,505	2,528	2,579
Bell Wireless	4,344	1,493	1,442	1,409	5,586	1,458	1,434	1,368	1,326
Bell Media	1,736	664	559	513	2,183	591	546	534	512
Inter-segment eliminations	(280)	(115)	(83)	(82)	(344)	(80)	(92)	(89)	(83)
Total Bell	13,296	4,524	4,424	4,348	17,645	4,577	4,393	4,341	4,334
Bell Aliant	2,071	696	691	684	2,761	694	698	687	682
Inter-segment eliminations	(349)	(121)	(115)	(113)	(428)	(110)	(109)	(103)	(106)
Total BCE	15,018	5,099	5,000	4,919	19,978	5,161	4,982	4,925	4,910

Operating costs
Bell Wireline	(4,636)	(1,559)	(1,527)	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
Bell Wireless	(2,533)	(876)	(833)	(824)	(3,471)	(979)	(881)	(809)	(802)
Bell Media	(1,283)	(465)	(403)	(415)	(1,622)	(419)	(389)	(383)	(431)
Inter-segment eliminations	280	115	83	82	344	80	92	89	83
Total Bell	(8,172)	(2,785)	(2,680)	(2,707)	(11,049)	(2,995)	(2,705)	(2,623)	(2,726)
Bell Aliant	(1,104)	(372)	(369)	(363)	(1,469)	(380)	(367)	(361)	(361)
Inter-segment eliminations	349	121	115	113	428	110	109	103	106
Total BCE	(8,927)	(3,036)	(2,934)	(2,957)	(12,090)	(3,265)	(2,963)	(2,881)	(2,981)

EBITDA
Bell Wireline	2,860	923	979	958	3,920	931	978	1,008	1,003
Margin	38.2%	37.2%	39.1%	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%
Bell Wireless	1,811	617	609	585	2,115	479	553	559	524
Margin	41.7%	41.3%	42.2%	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
Bell Media	453	199	156	98	561	172	157	151	81
Margin	26.1%	30.0%	27.9%	19.1%	25.7%	29.1%	28.8%	28.3%	15.8%
Total Bell	5,124	1,739	1,744	1,641	6,596	1,582	1,688	1,718	1,608
Margin	38.5%	38.4%	39.4%	37.7%	37.4%	34.6%	38.4%	39.6%	37.1%
Bell Aliant	967	324	322	321	1,292	314	331	326	321
Margin	46.7%	46.6%	46.6%	46.9%	46.8%	45.2%	47.4%	47.5%	47.1%
Total BCE	6,091	2,063	2,066	1,962	7,888	1,896	2,019	2,044	1,929
Margin	40.6%	40.5%	41.3%	39.9%	39.5%	36.7%	40.5%	41.5%	39.3%

Capital expenditures
Bell Wireline	1,545	562	523	460	2,193	561	514	586	532
Capital Intensity	20.6%	22.6%	20.9%	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Bell Wireless	413	157	134	122	637	177	152	172	136
Capital Intensity	9.5%	10.5%	9.3%	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Bell Media	51	23	16	12	93	41	22	18	12
Capital Intensity	2.9%	3.5%	2.9%	2.3%	4.3%	6.9%	4.0%	3.4%	2.3%
Total Bell	2,009	742	673	594	2,923	779	688	776	680
Capital Intensity	15.1%	16.4%	15.2%	13.7%	16.6%	17.0%	15.7%	17.9%	15.7%
Bell Aliant	423	138	157	128	592	135	144	176	137
Capital Intensity	20.4%	19.8%	22.7%	18.7%	21.4%	19.5%	20.6%	25.6%	20.1%
Total BCE	2,432	880	830	722	3,515	914	832	952	817
Capital Intensity	16.2%	17.3%	16.6%	14.7%	17.6%	17.7%	16.7%	19.3%	16.6%

BCE Supplementary Financial Information – Third Quarter 2013 Page 5

Bell Wireline (1) (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2013	Q3 2012	% change		YTD 2013	YTD 2012	% change
Bell Wireline
Local & access (A)	613	666	(8.0%)		1,891	2,039	(7.3%)
Long distance	184	192	(4.2%)		551	610	(9.7%)
Data (A)	1,426	1,391	2.5%		4,315	4,213	2.4%
Equipment & other (A)	168	178	(5.6%)		485	513	(5.5%)
Total external revenues	2,391	2,427	(1.5%)		7,242	7,375	(1.8%)
Inter-segment revenues	91	78	16.7%		254	237	7.2%
Total Bell Wireline operating revenues	2,482	2,505	(0.9%)		7,496	7,612	(1.5%)
Operating costs	(1,559)	(1,527)	(2.1%)		(4,636)	(4,623)	(0.3%)
EBITDA	923	978	(5.6%)		2,860	2,989	(4.3%)
EBITDA Margin	37.2%	39.0%	(1.8	) pts	38.2%	39.3%	(1.1	) pts

Capital expenditures	562	514	(9.3%)		1,545	1,632	5.3%
Capital Intensity	22.6%	20.5%	(2.1	) pts	20.6%	21.4%	0.8	pts
Local
Network access services (NAS)
Residential	2,715,710	3,027,343	(10.3%)		2,715,710	3,027,343	(10.3%)
Business	2,622,298	2,741,266	(4.3%)		2,622,298	2,741,266	(4.3%)
Total	5,338,008	5,768,609	(7.5%)		5,338,008	5,768,609	(7.5%)
Network access service net (losses)/activations
Residential	(58,957)	(84,540)	30.3%		(224,604)	(248,778)	9.7%
Business	(28,526)	(24,740)	(15.3%)		(82,327)	(84,269)	2.3%
Total	(87,483)	(109,280)	19.9%		(306,931)	(333,047)	7.8%
Internet
High Speed Internet net activations (losses)	36,638	13,416	n.m.		42,470	25,145	68.9%
High Speed Internet subscribers EOP	2,157,713	2,108,100	2.4%		2,157,713	2,108,100	2.4%
TV
Net subscriber activations	46,685	15,846	n.m.		86,261	50,227	71.7%
Fibe TV	72,813	42,973	69.4%		170,831	114,893	48.7%
Total subscribers EOP	2,242,244	2,136,765	4.9%		2,242,244	2,136,765	4.9%
Fibe TV	419,129	200,064	n.m.		419,129	200,064	n.m.

(A)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.
n.m. : not meaningful

BCE Supplementary Financial Information – Third Quarter 2013 Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireline
Local & access	1,891	613	632	646	2,688	649	666	680	693
Long distance	551	184	183	184	801	191	192	206	212
Data	4,315	1,426	1,456	1,433	5,666	1,453	1,391	1,400	1,422
Equipment & other	485	168	153	164	750	237	178	163	172
Total external revenues	7,242	2,391	2,424	2,427	9,905	2,530	2,427	2,449	2,499
Inter-segment revenues	254	91	82	81	315	78	78	79	80
Total Bell Wireline operating revenues	7,496	2,482	2,506	2,508	10,220	2,608	2,505	2,528	2,579
Operating costs	(4,636)	(1,559)	(1,527)	(1,550)	(6,300)	(1,677)	(1,527)	(1,520)	(1,576)
EBITDA	2,860	923	979	958	3,920	931	978	1,008	1,003
EBITDA Margin	38.2%	37.2%	39.1%	38.2%	38.4%	35.7%	39.0%	39.9%	38.9%

Capital expenditures	1,545	562	523	460	2,193	561	514	586	532
Capital Intensity	20.6%	22.6%	20.9%	18.3%	21.5%	21.5%	20.5%	23.2%	20.6%
Local
Network access services (NAS)
Residential (A)	2,715,710	2,715,710	2,774,667	2,856,757	2,940,314	2,940,314	3,027,343	3,111,883	3,205,002
Business	2,622,298	2,622,298	2,650,824	2,679,736	2,704,625	2,704,625	2,741,266	2,766,006	2,800,124
Total	5,338,008	5,338,008	5,425,491	5,536,493	5,644,939	5,644,939	5,768,609	5,877,889	6,005,126
Network access service net (losses)/activations
Residential (A)	(224,604)	(58,957)	(82,090)	(83,557)	(335,807)	(87,029)	(84,540)	(93,119)	(71,119)
Business	(82,327)	(28,526)	(28,912)	(24,889)	(120,910)	(36,641)	(24,740)	(34,118)	(25,411)
Total	(306,931)	(87,483)	(111,002)	(108,446)	(456,717)	(123,670)	(109,280)	(127,237)	(96,530)
Internet
High Speed Internet net activations (losses)	42,470	36,638	3,901	1,931	32,288	7,143	13,416	(664)	12,393
High Speed Internet subscribers EOP (B)	2,157,713	2,157,713	2,121,075	2,117,174	2,115,243	2,115,243	2,108,100	2,103,528	2,104,192
TV
Net subscriber activations	86,261	46,685	25,605	13,971	69,445	19,218	15,846	16,758	17,623
Fibe TV	170,831	72,813	50,555	47,463	163,127	48,234	42,973	38,477	33,443
Total subscribers EOP (B)	2,242,244	2,242,244	2,195,559	2,169,954	2,155,983	2,155,983	2,136,765	2,128,433	2,111,675
Fibe TV	419,129	419,129	346,316	295,761	248,298	248,298	200,064	158,324	119,847

(A)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(B)	At the beginning of Q3 2012, our high-speed Internet and TV subscriber base were reduced by 8,844 customers and 7,514 customers respectively, to adjust for customer deactivations.

BCE Supplementary Financial Information – Third Quarter 2013 Page 7

Bell Wireless (1) (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2013	Q3 2012	% change		YTD 2013	YTD 2012	% change
Bell Wireless
Revenue
Service	1,372	1,307	5.0%		4,003	3,775	6.0%
Product	106	113	(6.2%)		298	306	(2.6%)
Total external Bell Wireless revenues	1,478	1,420	4.1%		4,301	4,081	5.4%
Inter-segment	15	14	7.1%		43	47	(8.5%)
Total Bell Wireless operating revenues	1,493	1,434	4.1%		4,344	4,128	5.2%
Operating costs	(876)	(881)	0.6%		(2,533)	(2,492)	(1.6%)
EBITDA	617	553	11.6%		1,811	1,636	10.7%
EBITDA margin (Total revenues)	41.3%	38.6%	2.7	pts	41.7%	39.6%	2.1	pts
EBITDA margin (Service revenues)	45.0%	42.3%	2.7	pts	45.2%	43.3%	1.9	pts

Capital expenditures	157	152	(3.3%)		413	460	10.2%
Capital intensity	10.5%	10.6%	0.1	pts	9.5%	11.1%	1.6	pts
Wireless gross activations	438,722	490,696	(10.6%)		1,231,586	1,307,107	(5.8%)
Postpaid	333,081	372,574	(10.6%)		964,269	993,481	(2.9%)
Wireless net activations	89,459	129,764	(31.1%)		124,068	155,645	(20.3%)
Postpaid	102,714	148,502	(30.8%)		258,601	313,145	(17.4%)
Wireless subscribers EOP	7,805,100	7,576,027	3.0%		7,805,100	7,576,027	3.0%
Postpaid	6,683,646	6,281,211	6.4%		6,683,646	6,281,211	6.4%
Average revenue per unit (ARPU)($/month) (6)	58.30	57.30	1.7%		57.03	55.51	2.7%
Churn (%) (average per month) (7)	1.5%	1.6%	0.1	pts	1.6%	1.7%	0.1	pts
Prepaid	3.3%	3.3%	0.0	pts	3.6%	3.7%	0.1	pts
Postpaid	1.2%	1.2%	0.0	pts	1.2%	1.3%	0.1	pts
Usage per subscriber (min/month)	346	307	12.7%		323	299	8.0%
Cost of acquisition (COA) (8) ($/sub)	403	397	(1.5%)		403	392	(2.8%)

BCE Supplementary Financial Information – Third Quarter 2013 Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Bell Wireless
Revenue
Service	4,003	1,372	1,328	1,303	5,086	1,311	1,307	1,252	1,216
Product	298	106	99	93	438	132	113	99	94
Total external Bell Wireless revenues	4,301	1,478	1,427	1,396	5,524	1,443	1,420	1,351	1,310
Inter-segment	43	15	15	13	62	15	14	17	16
Total Bell Wireless operating revenues	4,344	1,493	1,442	1,409	5,586	1,458	1,434	1,368	1,326
Operating costs	(2,533)	(876)	(833)	(824)	(3,471)	(979)	(881)	(809)	(802)
EBITDA	1,811	617	609	585	2,115	479	553	559	524
EBITDA margin (Total revenues)	41.7%	41.3%	42.2%	41.5%	37.9%	32.9%	38.6%	40.9%	39.5%
EBITDA margin (Service revenues)	45.2%	45.0%	45.9%	44.9%	41.6%	36.5%	42.3%	44.6%	43.1%

Capital expenditures	413	157	134	122	637	177	152	172	136
Capital intensity	9.5%	10.5%	9.3%	8.7%	11.4%	12.1%	10.6%	12.6%	10.3%
Wireless gross activations	1,231,586	438,722	421,647	371,217	1,802,837	495,730	490,696	428,265	388,146
Postpaid	964,269	333,081	336,052	295,136	1,388,187	394,706	372,574	327,335	293,572
Wireless net activations	124,068	89,459	43,566	(8,957)	260,650	105,005	129,764	47,208	(21,327)
Postpaid	258,601	102,714	96,390	59,497	456,979	143,834	148,502	102,067	62,576
Wireless subscribers EOP	7,805,100	7,805,100	7,715,641	7,672,075	7,681,032	7,681,032	7,576,027	7,453,363	7,406,155
Postpaid (A)	6,683,646	6,683,646	6,580,932	6,484,542	6,425,045	6,425,045	6,281,211	6,139,809	6,037,742
Average revenue per unit (ARPU)($/month)	57.03	58.30	56.85	55.92	55.82	56.72	57.30	55.37	53.84
Churn (%)(average per month)	1.6%	1.5%	1.6%	1.7%	1.7%	1.7%	1.6%	1.7%	1.8%
Prepaid	3.6%	3.3%	3.7%	3.8%	3.6%	3.5%	3.3%	3.7%	3.9%
Postpaid	1.2%	1.2%	1.3%	1.3%	1.3%	1.3%	1.2%	1.3%	1.4%
Usage per subscriber (min/month)	323	346	323	298	302	311	307	303	285
Cost of acquisition (COA)($/sub)	403	403	402	404	416	480	397	381	399

(A)	At the beginning of Q3 2012, our wireless postpaid subscriber base was reduced by 7,100 customers to adjust for customer deactivations.

BCE Supplementary Financial Information – Third Quarter 2013 Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferreds
At September 30, 2013
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	BCE

		Bell
	Bell	Aliant	BCE
Debt due within one year	2,671	231	2,902
Long-term debt	13,756	2,583	16,339
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(589)	(14)	(603)
Net debt	17,536	2,800	20,336

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30	June 30	March 31	Dec. 31
	2013	2013	2013	2012

Debt due within one year	2,671	3,180	2,479	1,681
Long-term debt	13,756	11,793	11,810	11,304
Preferred shares - BCE (A)	1,698	1,698	1,698	1,698
Cash and cash equivalents	(589)	(2,208)	(1,145)	(111)
Net Debt	17,536	14,463	14,842	14,572

Net Debt / Adjusted EBITDA (B)	2.54	2.11	2.18	2.15
Adjusted EBITDA (B)/Net interest, excluding interest on post-employment benefit obligations and including 50% of preferred dividends	8.46	8.57	8.71	8.82

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q3 2013	Q2 2013	Q1 2013	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Proportionate Net Debt	143	143	202	206	214	214	198	211	188
Proportionate EBITDA	384	172	134	78	462	146	124	128	64

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2013	Q3 2012	$ change	% change	YTD 2013	YTD 2012	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,479	1,373	106	7.7%	3,872	3,976	(104)	(2.6%)
Capital expenditures	(742)	(688)	(54)	(7.8%)	(2,009)	(2,144)	135	6.3%
Dividends paid on preferred shares	(38)	(27)	(11)	(40.7%)	(96)	(94)	(2)	(2.1%)
Dividends/distributions paid by subsidiaries to non-controlling interest	-	(20)	20	100.0%	(13)	(58)	45	77.6%
Voluntary defined benefit pension plan contribution	-	-	-	0.0%	-	-	-	0.0%
Bell Aliant distributions to BCE	48	48	-	0.0%	143	143	-	0.0%
FCF	747	686	61	8.9%	1,897	1,823	74	4.1%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q3 2013	Q2 2013	Q1 2013	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	3,872	1,479	1,567	826	4,621	645	1,373	1,594	1,009
Capital expenditures	(2,009)	(742)	(673)	(594)	(2,923)	(779)	(688)	(776)	(680)
Dividends paid on preferred shares	(96)	(38)	(32)	(26)	(133)	(39)	(27)	(34)	(33)
Dividends/distributions paid by subsidiaries to non-controlling interest	(13)	-	(6)	(7)	(78)	(20)	(20)	(25)	(13)
Voluntary defined benefit pension plan contribution	-	-	-	-	750	750	-	-	-
Bell Aliant distributions to BCE	143	48	47	48	191	48	48	47	48
FCF	1,897	747	903	247	2,428	605	686	806	331

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends/distributions from Bell Aliant to BCE and is based on trailing 12 months data.

BCE Supplementary Financial Information – Third Quarter 2013 Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

	September 30	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2013	2013	2013	2012
ASSETS
Current assets
Cash	169	123	116	119
Cash equivalents	434	2,085	1,039	10
Trade and other receivables	2,795	2,752	2,794	2,910
Current tax receivable	25	17	15	36
Inventory	424	421	390	392
Prepaid expenses	440	485	468	301
Assets held for sale	654	-	5	5
Other current assets	149	148	133	140
Total current assets	5,090	6,031	4,960	3,913
Non-current assets
Property, plant and equipment	20,448	20,095	19,951	20,007
Intangible assets	9,522	8,135	8,197	8,183
Deferred tax assets	191	236	285	244
Investments in associates and joint ventures	794	808	812	800
Other non-current assets	726	697	784	637
Goodwill	8,436	7,186	7,189	7,185
Total non-current assets	40,117	37,157	37,218	37,056
Total assets	45,207	43,188	42,178	40,969
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,888	3,701	3,576	3,916
Interest payable	150	160	146	128
Dividends payable	466	472	472	453
Current tax liabilities	417	358	170	113
Debt due within one year	2,902	3,416	3,131	2,136
Total current liabilities	7,823	8,107	7,495	6,746
Non-current liabilities
Long-term debt	16,339	14,374	13,998	13,886
Deferred tax liabilities	1,315	958	793	761
Post-employment benefit obligation	2,104	2,680	3,356	3,422
Other non-current liabilities	1,432	1,241	1,380	1,429
Total non-current liabilities	21,190	19,253	19,527	19,498
Total liabilities	29,013	27,360	27,022	26,244

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,395	3,395
Common shares	13,629	13,629	13,629	13,611
Contributed surplus	2,606	2,594	2,581	2,557
Accumulated other comprehensive income (loss)	10	16	(4)	(6)
Deficit	(4,642)	(4,959)	(5,534)	(5,682)
Equity attributable to BCE shareholders	14,998	14,675	14,067	13,875
Non-controlling interest	1,196	1,153	1,089	850
Total equity	16,194	15,828	15,156	14,725
Total liabilities and equity	45,207	43,188	42,178	40,969

Number of common shares outstanding	775.9	775.9	775.9	775.4

BCE Supplementary Financial Information – Third Quarter 2013 Page 11

BCE (1)
Consolidated Cash Flow Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2013	Q3 2012	$ change		YTD 2013	YTD 2012	$ change
Net earnings	452	644	(192)		1,795	2,111	(316)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	297	25	272		358	64	294
Depreciation and amortization	845	853	(8)		2,525	2,524	1
Post-employment benefit plans cost	112	70	42		333	264	69
Net interest expense	240	223	17		685	636	49
(Gains) losses on investments	(2)	1	(3)		(5)	(7)	2
Income taxes	165	231	(66)		602	579	23
Contributions to post-employment benefit plans	(84)	(81)	(3)		(258)	(256)	(2)
Payments under other post-employment benefit plans	(19)	(18)	(1)		(55)	(54)	(1)
Severance and other costs paid	(44)	(43)	(1)		(138)	(190)	52
Acquisition costs paid	(32)	(39)	7		(50)	(96)	46
Interest paid	(246)	(222)	(24)		(648)	(599)	(49)
Income taxes paid (net of refunds)	(53)	(38)	(15)		(238)	(189)	(49)
Net change in operating assets and liabilities	99	(15)	114		(268)	(90)	(178)
Cash flows from operating activities	1,730	1,591	139		4,638	4,697	(59)
Bell Aliant dividends/distributions paid to BCE	48	48	-		143	143	-
Capital expenditures	(880)	(832)	(48)		(2,432)	(2,601)	169
Cash dividends paid on preferred shares	(38)	(27)	(11)		(96)	(94)	(2)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(68)	(85)	17		(215)	(255)	40
Acquisition costs paid	32	39	(7)		50	96	(46)
Bell Aliant Free Cash Flow	(77)	(48)	(29)		(191)	(163)	(28)
Free Cash Flow (3)	747	686	61		1,897	1,823	74
Bell Aliant free cash flow, excluding dividends/distributions paid	29	-	29		48	20	28
Business acquisitions	(2,844)	(3)	(2,841)		(2,849)	(5)	(2,844)
Acquisition costs paid	(32)	(39)	7		(50)	(96)	46
Business dispositions	-	-	-		1	-	1
Increase in investments	(1)	(399)	398		(2)	(401)	399
Decrease in investments	-	-	-		5	9	(4)
Other investing activities	(2)	1	(3)		12	6	6
Increase (decrease) in notes payable and bank advances	495	15	480		512	(106)	618
Increase (reduction) in securitized trade receivables	-	10	(10)		(14)	(15)	1
Issue of long-term debt	2,008	11	1,997		4,423	1,033	3,390
Repayment of long-term debt	(1,515)	(116)	(1,399)		(2,317)	(834)	(1,483)
Cash dividends paid on common shares	(451)	(420)	(31)		(1,343)	(1,243)	(100)
Issue of common shares	-	4	(4)		13	30	(17)
Repurchase of common shares	-	-	-		-	(107)	107
Issue of preferred shares	-	-	-		-	280	(280)
Issue of equity securities by subsidiaries to non-controlling interest	-	9	(9)		230	11	219
Other financing activities	(39)	(1)	(38)		(92)	(31)	(61)
	(2,352)	(928)	(1,424)		(1,423)	(1,449)	26
Net (decrease) increase in cash and cash equivalents	(1,605)	(242)	(1,363)		474	374	100
Cash and cash equivalents at beginning of period	2,208	793	1,415		129	177	(48)
Cash and cash equivalents at end of period	603	551	52		603	551	52

Other information
Cash flow per share (9)	$1.09	$0.98	$0.11		$2.84	$2.71	$0.13
Annualized cash flow yield (10)	7.3%	7.1%	0.2	pts	7.3%	7.1%	0.2	pts

BCE Supplementary Financial Information – Third Quarter 2013 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2013	Q3 13	Q2 13	Q1 13	Total 2012	Q4 12	Q3 12	Q2 12	Q1 12
Net earnings	1,795	452	671	672	2,876	765	644	836	631
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	358	297	28	33	133	69	25	20	19
Depreciation and amortization	2,525	845	842	838	3,392	868	853	844	827
Post-employment benefit plans cost	333	112	107	114	356	92	70	95	99
Net interest expense	685	240	225	220	858	222	223	206	207
(Gains) losses on investments	(5)	(2)	(1)	(2)	(256)	(249)	1	-	(8)
Income taxes	602	165	196	241	760	181	231	157	191
Contributions to post-employment benefit plans	(258)	(84)	(76)	(98)	(1,192)	(936)	(81)	(89)	(86)
Payments under other post-employment benefit plans	(55)	(19)	(18)	(18)	(73)	(19)	(18)	(18)	(18)
Severance and other costs paid	(138)	(44)	(45)	(49)	(231)	(41)	(43)	(49)	(98)
Acquisition costs paid	(50)	(32)	(8)	(10)	(101)	(5)	(39)	(32)	(25)
Interest paid	(648)	(246)	(206)	(196)	(835)	(236)	(222)	(197)	(180)
Income taxes paid (net of refunds)	(238)	(53)	(37)	(148)	(280)	(91)	(38)	(47)	(104)
Net change in operating assets and liabilities	(268)	99	190	(557)	153	243	(15)	178	(253)
Cash flows from operating activities	4,638	1,730	1,868	1,040	5,560	863	1,591	1,904	1,202
Bell Aliant dividends/distributions paid to BCE	143	48	47	48	191	48	48	47	48
Capital expenditures	(2,432)	(880)	(830)	(722)	(3,515)	(914)	(832)	(952)	(817)
Cash dividends paid on preferred shares	(96)	(38)	(32)	(26)	(133)	(39)	(27)	(34)	(33)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(215)	(68)	(74)	(73)	(340)	(85)	(85)	(91)	(79)
Acquisition costs paid	50	32	8	10	101	5	39	32	25
Voluntary defined benefit pension plan contribution	-	-	-	-	750	750	-	-	-
Bell Aliant Free Cash Flow	(191)	(77)	(84)	(30)	(186)	(23)	(48)	(100)	(15)
Free Cash Flow	1,897	747	903	247	2,428	605	686	806	331
Bell Aliant free cash flow, excluding dividends/distributions paid	48	29	37	(18)	(5)	(25)	-	53	(33)
Business acquisitions	(2,849)	(2,844)	-	(5)	(13)	(8)	(3)	-	(2)
Acquisition costs paid	(50)	(32)	(8)	(10)	(101)	(5)	(39)	(32)	(25)
Voluntary defined benefit pension plan contribution	-	-	-	-	(750)	(750)	-	-	-
Business dispositions	1	-	1	-	-	-	-	-	-
Increase in investments	(2)	(1)	(1)	-	(593)	(192)	(399)	(1)	(1)
Decrease in investments	5	-	3	2	10	1	-	1	8
Other investing activities	12	(2)	14	-	10	4	1	4	1
Increase (decrease) in notes payable and bank advances	512	495	(321)	338	377	483	15	(387)	266
(Reduction) increase in securitized trade receivables	(14)	-	-	(14)	(15)	-	10	(13)	(12)
Issue of long-term debt	4,423	2,008	1,408	1,007	1,055	22	11	1,011	11
Repayment of long-term debt	(2,317)	(1,515)	(513)	(289)	(946)	(112)	(116)	(633)	(85)
Cash dividends paid on common shares	(1,343)	(451)	(452)	(440)	(1,683)	(440)	(420)	(420)	(403)
Issue of common shares	13	-	-	13	39	9	4	8	18
Repurchase of common shares	-	-	-	-	(107)	-	-	-	(107)
Issue of preferred shares	-	-	-	-	280	-	-	-	280
Issue of equity securities by subsidiaries to non-controlling interest	230	-	-	230	11	-	9	1	1
Other financing activities	(92)	(39)	(18)	(35)	(45)	(14)	(1)	(6)	(24)
	(1,423)	(2,352)	150	779	(2,476)	(1,027)	(928)	(414)	(107)
Net increase (decrease) in cash and cash equivalents	474	(1,605)	1,053	1,026	(48)	(422)	(242)	392	224
Cash and cash equivalents at beginning of period	129	2,208	1,155	129	177	551	793	401	177
Cash and cash equivalents at end of period	603	603	2,208	1,155	129	129	551	793	401

Other information
Cash flow per share	$2.84	$1.09	$1.34	$0.41	$2.64	$(0.07)	$0.98	$1.23	$0.50
Annualized cash flow yield	7.3%	7.3%	7.3%	6.4%	7.3%	7.3%	7.1%	8.3%	7.6%

BCE Supplementary Financial Information – Third Quarter 2013 Page 13

Accompanying Notes

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries and associates.

(2)	On January 1, 2013, we adopted the required amendments for IAS 19 – Employee Benefits and IFRS 11 – Joint Arrangements. As a result, we have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation. For further details see note 2 of the Q3 2013 financial statements.

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms.

(3)	Non-GAAP Financial Measures

EBITDA

 The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Supplementary Financial Information – Third Quarter 2013 Page 14

Accompanying Notes

Free Cash Flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)	Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware discounts, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information – Third Quarter 2013 Page 15